SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

2005 SEP 20 P

05011317

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, September 14, 2005

Attention : Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

PRESS RELEASE

82-2691

Embargo : August 2, 2005 at 8 :30 AM (Brussels time)

SOLVAY AND BERNA BIOTECH SIGN A LICENSE AGREEMENT FOR AERUGEN®, A VACCINE AGAINST PSEUDOMONAS AERUGINOSA IN CYSTIC FIBROSIS PATIENTS

Solvay Pharmaceuticals and Berna Biotech Ltd announce today that they have signed a commercialization and license agreement for Aerugen®, a vaccine for the prevention of Pseudomonas aeruginosa (PA) infection in Cystic Fibrosis (CF) patients. The agreement complements Solvay Pharmaceuticals' CF product portfolio. Aerugen® has a particularly high value in the treatment of CF patients, for whom PA infection is a major cause of death.

Solvay Pharmaceuticals acquires the exclusive distribution rights for the USA, Canada, Latin America and some other countries.

The vaccine Aerugen® will be developed by Berna Biotech. The product has obtained Orphan Drug designation in USA. Berna will submit the FDA file and the launch in the USA is expected to take place by 2009. More countries will follow subsequently.

Solvay has an established expertise and franchise in pancreatic enzymes with CREON®, which is the most prescribed pancreatic enzyme preparation in the world. It helps to digest food better and avoid malnutrition in patients suffering from pancreatic exocrine insufficiency (PEI), e.g. cystic fibrosis (CF), chronic pancreatitis or after pancreatic surgery.

SOLVAY PHARMACEUTICALS is the pharmaceuticals business entity in SOLVAY. It is a research driven pharmaceutical company that seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynaecology/andrology. It currently employs nearly 8000 people worldwide.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2004 consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com .

BERNA BIOTECH LTD (Swiss Exchange: BBIN) develops, produces and markets vaccines and immunotherapeutics for private and public markets world-wide. Headquartered in Berne, Switzerland, with subsidiaries in Europe, and Korea, Berna is a fully integrated vaccines company, employing around 800 people. Berna Biotech's range of novel and validated proprietary technology platforms supports a strong product portfolio. The company markets its core vaccine products in the field of hepatitis B, pediatric, respiratory and travel vaccines and has a focused development pipeline. Development is supported through alliances with academic and commercial partners. Further information on Berna: www.bernabiotech.com .

For further information please contact ;
SOLVAY S.A. Headquarters
Michel Defourny
Head of Corporate Communications
Telephone : 32/2/509 69 37
Fax : 32/2/509.72.40
E-mail : michel.defourny@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Robert van Bijlert
Pharmaceuticals Communications
Telephone : +31 (0) 294 479 577
Fax: +31 (0) 294 477 112
E-mail : robert.vanbijlert@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

SOLVAY

82-2691

Embargo : August 24, 2005 at 08:00 (Brussels Time)

SOLVAY SUCCESSFUL IN FRIENDLY BID TO ACQUIRE SPECIALTY CHEMICALS COMPANY GIRINDUS AG

SOLVAY ORGANICS GmbH announces that it successfully completed its public bid on GIRINDUS AG - a listed specialty chemicals company based in Bensberg, Germany - as shareholders representing a total of 70,43 % of the company's capital accepted the voluntary offer launched last July or have agreed to sell their shares in the context of this transaction. SOLVAY could further improve its position in the capital of GIRINDUS, as according to German public bid regulations a two-week additional acceptance period - starting on August 25 – is giving the owners of outstanding shares a second opportunity to accept SOLVAY's voluntary offer, at EUR 7.00.

SOLVAY's offer values GIRINDUS at around EUR 45 million.

The relevant competition authorities have cleared the acquisition. The closing of the transaction is expected after the finalization of the bid.

GIRINDUS is an expert research-based company which manufactures and develops a portfolio of proprietary chemical specialties and processes. GIRINDUS has developed proprietary technologies for the production of oligo-nucleotides, compounds active in treating genetic diseases. The company has operations in Germany and the United States, with 140 employees – including 50 highly educated scientists holding PhDs, whose skills and competences will complement SOLVAY's own R&D capabilities.

SOLVAY ORGANICS GmbH is a 100% subsidiary of Solvay GmbH, the German subsidiary of the Solvay Group.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Note to the editors

Organic Chemical Specialties belong to a large class of chemical compounds whose molecules contain carbon. Organic chemical specialties offer many opportunities for the development of proprietary, value added productions and applications, for instance suited for the future development of next-generation information technologies or biochemicals. These compounds are complementary to Solvay's existing portfolio in Inorganic Chemicals, which include mineral, hydrogen and halogen products.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

SOLVAY

PRESS RELEASE

82-2691

Embargo: September 6, 2005 at 8:30 AM (Brussels Time)

SOLVAY PHARMACEUTICALS LAUNCHES DUODOPA® - ITS TREATMENT FOR ADVANCED PARKINSON'S DISEASE - IN 12 NEW EUROPEAN COUNTRIES

New markets for Solvay's continuous dopaminergic stimulation (CDS) treatment

Since 1 September 2005 Solvay Pharmaceuticals has been marketing and selling the product DUODOPA® for the treatment of advanced Parkinson's disease in 12 new European countries: Belgium, Denmark, Finland, France, Greece, Ireland, Italy, the Netherlands, Portugal, Spain, Germany and Austria. Solvay Pharmaceuticals was previously already marketing the product in Sweden and Norway and is currently in the process of introducing this product in the United Kingdom. DUODOPA® joined Solvay's product portfolio following the acquisition of Neopharma AB, a Swedish pharmaceutical company, earlier this year. Until 1 September 2005, the product was distributed by Orphan Europe, a company specialized in Orphan Drugs with headquarters in Paris, France.

As part of the agreement with Orphan Europe, a number of Orphan Europe's specialist Parkinson nurses will continue their work within Solvay Pharmaceuticals in order to secure professional support of the specialized treatment.

"Orphan Europe has done important work in preparing the commercialization of DUODOPA® in Europe. By adding our own resources we are confident to achieve a strong launch of DUODOPA®," says Luc van Eesbeek, Business Group Manager for DUODOPA® at Solvay Pharmaceuticals.

DUODOPA® is a new and unique treatment based on continuous dopaminergic stimulation by means of a formulation of the well-known substances, levodopa and carbidopa, dispersed in a viscous gel. Using a patient-operated portable pump, the drug is continuously delivered via a tube directly into the upper small intestine, where it is rapidly absorbed. This delivery system ensures a more even supply and uptake compared with conventional combination of tablet treatment.

The intestinal administration of DUODOPA® results in improved mobility for patients with advanced Parkinson's disease, which in turn leads to a more normal life with better opportunities for social interaction and increased quality of life. DUODOPA® is indicated for the treatment of severe Parkinson's symptoms and can be used as a monotherapy offering the patient a documented more effective and predictive treatment.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people (prior to acquiring Fournier Pharma) in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity of Solvay. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. Solvay Pharmaceuticals employs about 8000 people worldwide.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : +32 2 509 72 30
Fax : +32 2 509 72 40
E-mail : martial.tardy@solvay.com

SOLVAY PHARMACEUTICALS
Puck Bossert
Pharmaceuticals Communications
Telephone: +31 (0) 294 477 469
Fax: +31 (0) 294 477 112
E-mail: puck.bossert@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

82-2691

Embargo : September 14, 2005 at 8:30 AM (Brussels Time)

SOLVAY CREATES HIGH PERFORMANCE MATERIALS R&D AND MARKETING PLATFORM IN CHINA

New location in Shanghai paves the way for further expansion

Solvay announces today that it is in the process of setting up a new Technical Center in Shanghai, China, to meet fast-growing demand from Chinese clients for Specialty Polymers. The new entity – Solvay High Performance Materials R&D (Shanghai) Co., Ltd – is scheduled to be operational from the first quarter of 2006.

The primary function of the new center will be to provide R&D services and innovative solutions to Chinese clients who plan to design and process new parts manufactured with Solvay's range of specialty polymers. Future developments could include upstream research work in various areas of the specialty polymers value chain. Located in the Shanghai Zhangjiang High-Tech Park, the new site will also allow Solvay to group its local teams active in the Chemical and Plastics sectors in state-of-the art facilities.

"This step is very important for our business as we are creating in China the capability to support our local growing business and to customize our products and services for the needs of the Chinese users," commented Vincenzo Morici, General Manager, Strategic Business Unit Specialty Polymers. "China's demand for high performance materials is expanding and we need to work closely with local designers and specifiers to let them get the best benefit out of the unique performances offered by our range of polymers," he added.

Solvay Specialty Polymers are already generating an annual turnover of more than EUR 100 million in Asia and sales are developing rapidly.

The Shanghai Zhangjiang High-Tech Park was designated for the development of new and high technology, mainly in the fields of information and communication technology, bio-technology, pharmaceuticals and innovative materials. The Park, established in the Pudong new area, and fully supported by Shanghai Municipal Government, enjoys a high quality infrastructure.

The Solvay Group has been active in China since 1995 through a number of joint ventures and rapidly developing commercial representations. The Solvay Group has also recently announced plans to step up its industrial activity.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Solvay (Shanghai) Co., Ltd.
Lisa Susanto/Annabelle Guo

Telephone : 86-21-6384 0099, ext 205
Fax : 86-21-5383 2686
E-mail : contactchina@solvay.com
Internet : www.solvay.cn

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar